PROSPECTUS SUPPLEMENT NO. 4 (To Prospectus Dated September 23, 2005)	Filed pursuant to rule 424(b)(3) Registration No. 333-126141
UNISOURCE ENERGY CORPORATION

Relating to Resales by Selling Securityholders of

$150,000,000

4.50% Convertible Senior Notes due 2035 and
Shares of Common Stock (without par value) Issuable upon Conversion of the Notes
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This prospectus supplement, which supplements UniSource Energy Corporation’s (the “Company”) prospectus dated September 23, 2005, relates to resales by selling securityholders of $150,000,000 in aggregate principal amount of the Company’s 4.50% Convertible Senior Notes due 2035 and the shares of the Company’s common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the related prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read and rely only on the information contained in this prospectus supplement and the related prospectus, together with those documents incorporated by reference, as described on page (iii) of the prospectus under INCORPORATION BY REFERENCE. Neither the Company nor any selling securityholder has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The selling securityholders are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. Neither this prospectus supplement nor the related prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the related prospectus is accurate as of any date other than the date on the front cover of the respective document.

Investing in the notes or the shares of the Company common stock issuable on conversion of the notes involves risks. See RISK FACTORS beginning on page 6 of the related prospectus.
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The date of this prospectus supplement is September 6, 2006.

The information set forth in the following table modifies and supplements the information set forth in the table appearing under the heading SELLING SECURITYHOLDERS in the related prospectus. The information is based on information provided to the Company by or on behalf of the selling securityholders on or prior to August 28, 2006 and has not been independently verified by the Company. Since the date on which each selling securityholder identified below provided this information, any of these selling securityholders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to the prospectus to which this prospectus supplement relates. The selling securityholders may from time to time offer and sell pursuant to the prospectus or supplements thereto any or all of the securities. Because the selling securityholders are not obligated to sell securities, the Company cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales. Information about other selling securityholders, if any, will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.

Selling Securityholder	Principal Amount of Notes Beneficially Owned That May be Sold (1)	Percentage of Notes Outstanding	Number of Shares of Common Stock That May be Sold (2)	Percentage of Shares of Common Stock Outstanding (3)(4)
DBAG London (5)	$ 5,500,000	3.67%	146,667	*
Deutsche Bank Securities Inc. (6)	2,000,000	1.33	53,333	*
KBC Financial Products USA Inc. (7)	150,000	0.10	4,000	*
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*	Less than 1%
(1)
Beneficial ownership is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)
Assumes conversion of all of the holder’s notes at an initial conversion rate of 26.6667 shares of the Company’s common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described in the prospectus under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments”. As a result, the number of shares of the Company’s common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Calculated on the basis of 35,168,186 shares of the Company’s common stock outstanding as of August 28, 2006. In calculating this percentage, based on Rule 13d-3(d)(1)(i) of the Exchange Act, the Company treated as outstanding that number of shares of the Company’s common stock issuable upon conversion of all of the particular holder’s notes. However, the Company did not assume the conversion of any other holder’s notes.

(4)
Assumes that all holders of notes, or any future transferees, pledgees, donees, or successors of or from such holders of notes, do not beneficially own any shares of the Company’s common stock other than the shares issuable upon conversion of the notes at the initial conversion rate.

(5)
DBAG London (“DBAG”) has identified itself as a registered broker-dealer and may therefore be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities listed above for such selling securityholder. Patrick Corrigan, a registered investment advisor under the Investment Advisors Act of 1940, has investment or voting power with respect to the securities listed for DBAG but disclaims beneficial ownership of such securities.

(6)
Deutsche Bank Securities Inc. has identified itself as a registered broker-dealer and may therefore be deemed an “underwriter” within the meaning of the Securities Act with respect to the securities listed above for such selling securityholder.

(7)
KBC Financial Products USA Inc. (“KBC”) has identified itself as a registered broker-dealer and may therefore be deemed an “underwriter” within the meaning of the Securities Act with respect to the securities listed above for such selling securityholder. The securities listed for KBC are under the total control of KBC, which is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly-traded entity.